IMPORTANT NEWS FROM LORD, ABBETT & CO.



We want to give you advance notice of some changes we will be proposing to shareholders. As you know, Lord Abbett currently offers front-end load and level load funds through two separate groups: the Lord Abbett Family of Funds and Lord Abbett Counsel Group, respectively. In general, we are proposing a consolidation of the second group into the first group, which would be achieved by the issuance of Class A shares to represent the Family of Funds and the issuance of Class C shares to represent the former Counsel Group. Additionally, we intend to offer B shares in the near future. Many of you have asked for more pricing alternatives and this proxy should enable us to respond to your needs. In addition to offering more pricing options, we are recommending other changes that will allow for more flexibility in our funds' management and in the distribution of our funds' shares.

Shareholders will receive proxy materials describing these proposed changes in April. We ask that you encourage your clients to vote their proxies promptly, as additional solicitations are costly to their funds. The shareholder meeting is scheduled for June 19, 1996. Soon thereafter, we will notify you of all approved changes.

We believe these changes will enhance our funds' competitive positioning. We appreciate any efforts you can make in helping us secure a quorum and thank you for your continued support.